Exhibit 99.1

Sinovac Named to Deloitte Technology Fast 50 China
Monday November 3, 8:00 am ET

BEIJING, Nov. 3 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a vaccine-focused biotech company in China, announced today its Beijing-based subsidiary and main operating entity, Sinovac Beijing, was named to the Deloitte Technology Fast 50 China 2008. The results were announced on October 31, 2008 at a special ceremony in Shenzhen. Dr. Yin Weidong, general manager of Sinovac Beijing and President and CEO of Sinovac Biotech, attended the award ceremony and the CEO Forum for Fast Growth Companies.

Dr. Yin commented, "Sinovac Beijing has been a leader in the human vaccine industry with its inactivated hepatitis A vaccine, Healive(TM), and has commanded the leading market position in China. We are pleased to receive this award that recognizes our high growth of 290% over the past three years. We continue to advance our vaccine technology and leverage our market advantages to increase sales of our commercialized vaccines. We are well positioned to continue our growth in light of the world financial crisis and increasing competition."

As one part of the Deloitte Technology Fast 500 Asia Pacific program, the Deloitte Technology Fast 50 China ranking includes the 50 fastest growing technology, media, telecommunications and life sciences companies in China and the Asia Pacific region. The Fast 50 China 2008, as determined by Deloitte & Touche, LLP, a US-based professional services organization, aims to reward and raise the visibility of the companies with highest growth rates. Among the 2008 China recipients, six companies come from biotechnology and pharmaceutical industry, representing 12%, a 4% increase compared to the last year. The increase demonstrates the rapid development and expansion of the life sciences industry in China.

In conjunction with the awards ceremony, Deloitte released the "CEO Survey Report on Deloitte's Technology Fast 50 China 2008." The report noted that the rapid development of technology leads to research advances, new technology, and new products. Approximately 60% of interviewed CEOs believe the organic growth based on new technologies and products has greatly promoted business expansion.

Similar to last year, Chinese growth companies continue to have a high regard for growth prospects across the Asia Pacific region. 71% of the surveyed companies have an optimistic view of development in the region. These CEOs also believe the Asia Pacific region presents the most attractive market growth opportunities. Additionally, 77% of CEOs said they pay much more attention to the regional market, which is attracting enterprises seeking advanced development opportunities.

Talking about future, 94% of CEOs remain confident that the region will continue to experience a high growth rate over the next 12 months. 46% of CEOs do not believe the world economic depression has affected their business. They are actively adopting corresponding measures, such as attracting talent from developed markets and seeking acquisition opportunities in the developed markets.

About the Deloitte Technology Fast 50

The Deloitte Technology Fast 50 program started in 1995 in San Jose. This program quickly expanded to numerous cities and countries. In 2005, Deloitte China launched the "Deloitte Technology Fast 50 China" program. Participants in the Deloitte Technology Fast 50 China program will automatically qualify for participation in the Deloitte Technology Fast 500 Asia Pacific 2008 program, which annually recognises the 500 fastest growing technology companies in Asia Pacific.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com